FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 333-228135

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated January 10, 2019, announcing a change in Chairman and President of Nippon Steel & Sumitomo Metal Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL & SUMITOMO METAL CORPORATION

Date: January 16, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

January 10, 2019

Nippon Steel & Sumitomo Metal Corporation

Change in Chairman and President

This is to announce that, at a meeting of the board of directors held today, it was resolved to make the appointments set forth below for Chairman and President, effective as of April 1, 2019.

Title:

Representative Director and Chairman

Name:

Kosei SHINDO

(Currently, Representative Director and President)

Title:

Representative Director and President

Name:

Eiji HASHIMOTO

(Currently, Representative Director and Executive Vice President)